Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, On 16 March 2015, the Company was informed by China National Petroleum Corporation, the controlling shareholder of the Company, that Mr. Liao Yongyuan, non-executive Director and Vice Chairman of the Company, is currently under investigation by the competent authorities for suspected severe violation of relevant discipline and laws. The Company has published an announcement regarding this matter on 16 March 2015. Mr. Liao Yongyuan has tendered his resignation to the Board on 17 March 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect. Mr. Liao Yongyuan has confirmed that there has been no disagreement with the Company and the Board, and there is no other matter that should be brought to the attention of the shareholders of the Company. Based on information available to the Board, the Company is in normal production and operation.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, the PRC

17 March 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.